EVERYDAY HEALTH, INC.

345 Hudson Street, 16th Floor

New York, NY 10014

March 25, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jennifer López, Staff Attorney
Dietrick King, Legal Branch Chief
Jason Niethamer, Assistant Chief Accountant
Andrew Mew, Accounting Branch Chief

Re:	Everyday Health, Inc.
Registration Statement on Form S-1
File No. 333-194097

Acceleration Request
Requested Date:	Thursday, March 27, 2014
Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-194097) (the “Registration Statement”) to become effective on March 27, 2014, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Darren DeStefano and Alison Haggerty of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Alison Haggerty of Cooley LLP, counsel to the Registrant, at (212) 479-6596.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Everyday Health, Inc.

By:	/s/ Alan Shapiro
	Name:	Alan Shapiro
	Title:	Executive Vice President & General Counsel

cc:	Babak Yaghmaie, Cooley LLP
Darren DeStefano, Cooley LLP
Alison Haggerty, Cooley LLP
Kirk Davenport, Latham & Watkins LLP